SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MONOPAR THERAPEUTICS INC
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

61023L108
(CUSIP Number)

Tactic Pharma LLC c/o 1000 Skokie Blvd, Ste 350, Wilmette, IL, 60091 (847) 388-0349
(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 61023L108	SCHEDULE 13D	Page 1 of 12 Pages

1	NAME OF REPORTING PERSONS Tactic Pharma LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	7	SOLE VOTING POWER	4,402,940
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0.00
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	4,402,940
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,402,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 61023L108	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS ANDREW MAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	201,381 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,402,940
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	201,381 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,402,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,604,321 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 187,378 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

CUSIP No. 61023L108	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS CHANDLER ROBINSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	204,901 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,402,940
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	204,901 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,402,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,607,841 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 190,898 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

CUSIP No. 61023L108	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS THOMAS O’HALLORAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	14,003
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,402,940
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	14,003
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,402,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61023L108	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS MICHAEL BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	257,124 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,402,940
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	257,124 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,402,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,660,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 47,124 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

CUSIP No. 61023L108	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	Security and Issuer.

(a)
The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Monopar Therapeutics Inc. (the “Issuer”).

(b)
The Issuer’s principal executive offices are located at 1000 Skokie Blvd., Ste 350, Wilmette, IL, 60091

Item 2.	Identity and Background.

(a)
The persons and entities filing this Schedule 13D (the “Reporting Persons”) are Tactic Pharma LLC ("Tactic Pharma"), a Delaware limited liability company, and its managing members Chandler Robinson, Andrew Mazar, Michael Brown, and Thomas O’Halloran.

(b)
The address of the principal place of business for each of the Reporting Persons is c/o Tactic Pharma LLC, 1000 Skokie Blvd., Ste. 350, Wilmette, IL, 60091.

(c)
The principal occupation of each of the Reporting Persons is as follows: Dr. Robinson is the Chief Executive Officer of the Issuer; Dr. Mazar is the Chief Scientific officer of the Issuer; and Mr. Brown is the Chief Executive officer of Euronet Worldwide, Inc.; Dr. O’Halloran is a Professor of Chemistry at Northwestern University; and Tactic Pharma is a biopharmaceutical investment holding company.

(d)
During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The Issuer was initially formed as a Delaware limited liability company in December 2014, with the name Monopar Therapeutics, LLC, at which time Tactic Pharma contributed technology and related assets in exchange for 7,000,000 shares of the Issuer’s common stock, taking into effect subsequent stock splits.

In April 2017, the Issuer issued to Tactic Pharma 166,667 shares in exchange for the $1,000,000 (or $6 per share) in a private placement.

In August 2017, Tactic Pharma surrendered 2,888,727 shares of common stock back to the Issuer as a contribution to the capital of the Issuer. This resulted in reducing Tactic Pharma’s ownership in Monopar at that time from 79.5% to 69.9%.

CUSIP No. 61023L108	SCHEDULE 13D	Page 7 of 12 Pages

On August 25, 2017, the Issuer executed definitive agreements with Gem Pharmaceuticals, LLC (“Gem”), pursuant to which Gem formed a limited liability company, TacticGem LLC (“TacticGem”) with Tactic Pharma. Gem contributed certain of Gem’s drug candidates’ intellectual property and agreements, along with $5,000,000 in cash (the “Gem Contributed Assets”) to TacticGem for a 42.633% interest, and Tactic Pharma contributed 4,111,273 shares of common stock of the Issuer to TacticGem for a 57.367% interest. Then, TacticGem contributed the Gem Contributed Assets to the Issuer in exchange for 3,055,394 newly issued shares of common stock of the Issuer (31.4% on a fully-diluted basis at that time) (the two contributions collectively, the “Gem Transaction”). The Gem Transaction closed on August 25, 2017.

On December 18, 2019, Tactic Pharma purchased 125,000 shares of Common Stock in the Issuer’s initial public offering (the “Offering”) at the public offering price of $8.00 per share. The source of these funds was working capital and cash on hand.

As a result of all of the foregoing transactions, Tactic Pharma has sole voting and investment power over 4,402,940 shares of Common Stock, 291,667 of which are held directly and 4,111,273 of which are held indirectly through TacticGem. Due to their roles as managing members of Tactic Pharma, each of the other Reporting Persons may be deemed to share voting and investment power over such shares.

In addition, as reflected on the cover page tables, the Reporting Persons other than Tactic Pharma have sole voting and investment power over additional shares of Common Stock acquired individually. On June 10, 2015, Dr. Robinson, Dr. Mazar and Mr. Brown purchased preferred stock which subsequently converted to 14,003, 14,003 and 210,000 shares, respectively, of the Issuer’s common stock at $3.57 per share, taking into effect subsequent stock splits. On June 12, 2015, Dr. O’Halloran, purchased preferred stock which subsequently converted to 14,003 shares of the Issuer’s common stock at $3.57 per share, taking into effect subsequent stock splits. As reflected on the cover pages, Dr. Robinson, Dr. Mazar and Mr. Brown also hold stock options granted to them in connection with their service as directors and officers of the Issuer and are deemed to be the beneficial owners of the underlying shares of options exercisable within 60 days.

Item 4.	Purpose of the Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Dr. Robinson and Dr. Mazar serve as directors and executive officers of the Issuer. Mr. Brown serves as a director of the Issuer. In such capacities, each of these Reporting Persons participates in the decision-making of the Issuer’s board of directors and management in the ordinary course. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 61023L108	SCHEDULE 13D	Page 8 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a,b)
Refer to the cover pages and Item 3 above. All percentages are calculated based on 10,587,632 shares of Common Stock outstanding after giving effect to the issuance of 1,277,778 shares of Common Stock the Offering. This amount includes full exercise of the underwriters’ option to purchase additional shares. The Offering is expected to close on December 23, 2019, subject to customary closing conditions.

(c)
Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)
Not applicable.

(e)
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the transactions described in Item 3 above.

The limited liability company agreement of TacticGem provides that the manager will vote its shares of the Issuer to elect to the Board of Directors of the Issuer those persons nominated by Tactic Pharma plus one person nominated by Gem. The Gem board nomination right terminated upon the Issuer’s listing on the Nasdaq Capital Market in connection with the Offering. Additionally, other than in the elections of directors the limited liability company agreement requires TacticGem to pass through votes to its members in proportion to their membership percentages in TacticGem. Pursuant to these provisions, other than in connection with the election of directors, Tactic Pharma has sole voting power of 4,111,273 of the shares of Common Stock held by TacticGem. In addition, after an initial holding period, which ends after the Issuer has been subject to the reporting requirements of the Exchange Act and has filed all required reports for a period of at least 12 months (the “Initial Holding Period”), either member of TacticGem can cause up to its proportionate shares of Common Stock to be distributed to it. Because the Initial Holding Period has passed, Tactic Pharma has the right to cause the distribution to it by TacticGem of the 4,111,273 shares attributed to it. As such, Tactic Pharma has sole dispositive power of these shares.

Tactic Pharma also has certain registration rights pursuant to an agreement between the Issuer and TacticGem, which obligates the Issuer to file Form S-3 or other appropriate form of registration statement covering the resale of Common Stock by TacticGem, Gem, or Tactic Pharma, upon direction by TacticGem.

In connection with the Offering, Tactic Pharma, Dr. Robinson, Dr. Mazar, and Mr. Brown, and certain other holders of shares of the Issuer’s common stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed that, without the prior written consent of JonesTrading Institutional Services LLC, for a period of 180 days following the Offering, they will not, offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock of the Issuer or securities convertible into or exchangeable or exercisable for any shares of common stock of the Issuer, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock of the Issuer, whether any such aforementioned transaction is to be settled by delivery of the common stock of the Issuer or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

CUSIP No. 61023L108	SCHEDULE 13D	Page 9 of 12 Pages

Item 7.	Material to be filed as Exhibits.

EXHIBIT A                                  Agreement of Joint Filing

CUSIP No. 61023L108	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TACTIC PHARMA LLC

Dated: December 20, 2019	By:	/s/ Chandler Robinson
Chandler Robinson Managing Member

Dated: December 20, 2019	By:	/s/ Chandler Robinson
Chandler Robinson

Dated: December 20, 2019	By:	/s/ Michael Brown
Michael Brown

Dated: December 20, 2019	By:	/s/ Thomas O’Halloran
Thomas O’Halloran

Dated: December 20, 2019	By:	/s/ Andrew Mazar
Andrew Mazar

CUSIP No. 61023L108	SCHEDULE 13D	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing

CUSIP No. 61023L108	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Monopar Therapeutics Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

TACTIC PHARMA LLC

Dated: December 20, 2019	By:	/s/ Chandler Robinson
Chandler Robinson Managing Member

Dated: December 20, 2019	By:	/s/ Chandler Robinson
Chandler Robinson

Dated: December 20, 2019	By:	/s/ Michael Brown
Michael Brown

Dated: December 20, 2019	By:	/s/ Thomas O’Halloran
Thomas O’Halloran

Dated: December 20, 2019	By:	/s/ Andrew Mazar
Andrew Mazar